                                                                                                                                        EXHIBIT 21

LIST OF SUBSIDIARIES OF THE COMPANY

	COMPANY NAME	STATE OF INCORPORATION/ORGANIZATION
1.	Mississippi Phosphates Corporation	Delaware
2.	Mississippi Potash, Inc.	Mississippi
3.	Eddy Potash, Inc.	Mississippi
4.	Mississippi Nitrogen, Inc.	Delaware
5.	MissChem Nitrogen, L.L.C.	Delaware
6.	Triad Nitrogen, L.L.C.	Delaware
8.	MCC Investments, Inc.	Delaware
9.	Mississippi Chemical Management Company	Delaware
10.	Mississippi Chemical Company, L.P.	Delaware
11.	Mississippi Chemical Holdings, Inc.	British Virgin Islands
12.	MissChem (Barbados) SRL	Barbados Society With Restricted Liability
13.	MissChem Trinidad Limited	Trinidad